                                      LOGO
                                                                    May 18, 1998

Dear Stockholder:

     We are pleased to inform you that on May 11, 1998, Micronics Computers, Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Diamond Multimedia Systems, Inc. ("Diamond") and its wholly owned subsidiary Boardwalk Acquisition Corporation (the "Purchaser"). Pursuant to the Merger Agreement the Purchaser has commenced a tender offer (the "Offer") to purchase all of the outstanding shares of the Company's common stock, par value $.01 per share ("Common Stock"), for a cash price of $2.45 per share. The Offer is conditioned upon, among other things, the tender of at least 51% of the Common Stock outstanding on a partially diluted basis. The Merger Agreement provides that following consummation of the Offer, the Purchaser will be merged with and into the Company (the "Merger") and those shares of Common Stock that are not acquired in the Offer will be converted into the right to receive $2.45 per share in cash. The Merger consideration is subject to upward adjustment at Diamond's discretion.

     The Board of Directors has unanimously approved the Merger Agreement, the Offer and the Merger and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the Company and the holders of the Common Stock, and unanimously recommends that the Company's stockholders accept the Offer and tender their shares of Common Stock pursuant to the Offer. In arriving at its recommendation, the Board of Directors considered the factors described in the accompanying Schedule 14D-9, including the opinion of the Company's financial advisor, Alliant Partners ("Alliant"), to the effect that the consideration to be received by the holders of the Common Stock is fair from a financial point of view. A copy of Alliant's written opinion, which sets forth the assumptions made, procedures followed and matters considered in, and the limitations on, the review by Alliant in rendering its opinion is attached to the Schedule 14D-9 as Appendix I.

     The accompanying Offer to Purchase sets forth all of the terms of the Offer. Additionally, the enclosed Schedule 14D-9 sets forth additional information regarding the Offer and the Merger relevant to making an informed decision. We urge you to read these materials carefully and in their entirety.

                                          Very truly yours,

                                      LOGO
                                          Charles J. Hart
                                          President and Chief Executive Officer
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================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                           MICRONICS COMPUTERS, INC.
                           (NAME OF SUBJECT COMPANY)

                           MICRONICS COMPUTERS, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  595127 10 1
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                CHARLES J. HART
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           MICRONICS COMPUTERS, INC.
                           45365 NORTHPORT LOOP WEST
                           FREMONT, CALIFORNIA 94538
                                 (510) 651-2300
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
 RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPIES TO:

                              GAIL E. SUNIGA, ESQ.
                                DAVID CHEN, ESQ.
                               FENWICK & WEST LLP
                              TWO PALO ALTO SQUARE
                          PALO ALTO, CALIFORNIA 94306
                                 (650) 494-0600

================================================================================

ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Micronics Computers, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 45365 Northport Loop West, Fremont, California 94538. The title of the class of equity securities to which this Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Statement") relates is the Common Stock, par value $.01 per share (the "Common Stock"), of the Company.

ITEM 2. TENDER OFFER OF THE BIDDER.

     This Statement relates to the tender offer disclosed in a Tender Offer Statement on Schedule 14D-1 dated May 15, 1998, as amended by Amendment No. 1, dated May 18, 1998 (as amended, the "Schedule 14D-1"), of Diamond Multimedia Systems, Inc., a Delaware corporation ("Diamond"), and its wholly owned subsidiary, Boardwalk Acquisition Corporation, a Delaware corporation (the "Purchaser"), to purchase all of the outstanding shares of Common Stock (the "Shares") at a price of $2.45 per share, net to the Seller in cash upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 15, 1998 (the "Offer to Purchase") and the related Letters of Transmittal and any supplement thereto (which together constitute the "Offer"). The Offer is being made pursuant to an Agreement and Plan of Merger dated as of May 11, 1998 (the "Merger Agreement") by and among the Company, Diamond and the Purchaser.

     According to the Schedule 14D-1, the address of the principal executive offices of Diamond and the Purchaser is 1880 Junction Avenue, San Jose, California 95134-1922.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b)(1) Except as described in this Statement, to the knowledge of the Company, as of the date hereof there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates, or (ii) Diamond, the Purchaser or their respective executive officers, directors or affiliates.

     Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are described in the Company's Proxy Statement dated March 19, 1998, relating to its April 20, 1998 Annual Meeting of Stockholders (the "Proxy Statement"). A copy of the applicable portions of the Proxy Statement has been filed as an exhibit to this Statement and is incorporated into this Statement by reference.

     The Company has granted to certain directors and executive officers of the Company options to acquire Common Stock, pursuant to the Company's 1989 Stock Option Plan (the "1989 Plan") and 1992 Directors Stock Option Plan (together with the 1989 Plan, the "Plans"), filed herewith as Exhibits 5 and 6, respectively, and incorporated in this Statement by reference. The Plans provide that options that are not assumed or substituted by a successor corporation in a tender offer will accelerate as to vesting and will become immediately exercisable in full under the terms of such plans at the time of the offer. Vesting of options assumed by the Company when it acquired Orchid Technology (the "Orchid Options") are treated in a similar manner. Under the terms of the Merger Agreement, neither Diamond nor Purchaser will assume or continue any outstanding stock options under the Plans or the Orchid Options, or substitute any additional options for such outstanding options. Consequently, following the purchase of the Shares pursuant to the Offer, such options will vest and become exercisable in full. All options may either be exercised prior to the purchase of Common Stock pursuant to the Offer, will terminate as of that time or will be cashed-out by the Company by the payment at the effective time of the merger following the Offer of an amount for each option equal to (i) $2.45 less (ii) the per share exercise price of the option, if less than $2.45, times (iii) the number of in-the-money, vested shares subject to the option.

     Each executive officer and director of the Company will be entitled to the same benefits and will be subject to the same restrictions as all other optionees holding options pursuant to the Plans or the Orchid
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

Options. However, pursuant to an Employment Agreement dated as of February 6, 1998 (the "Employment Agreement") between the Company and Charles J. Hart, the Company's Chief Executive Officer, filed with this Statement as Exhibit 7 and incorporated in this Statement by reference, such accelerated vesting will not apply with respect to two thirds of the 350,000 shares of Common Stock subject to an option granted to Mr. Hart if purchase of the Shares pursuant to the Offer occurs prior to August 6, 1998. The combined effect of the Plans, the Orchid Options, the Employment Agreement and the applicable provisions in the Merger Agreement, is that William Crouch, William Finley, Mr. Hart, Wun-Yann Liao and Larry Smith, executive officers of the Company, will be entitled to receive payments of $3,814, $188, $74,375, $11,940 and $3,938, respectively, following the purchase of the Shares pursuant to the Offer, assuming that either they elect to exercise options granted to them under the Plans or their options are cashed-out.

     On May 7, 1998, the Company's Board of Directors (the "Board") approved a $25,000 cash bonus payable to William E. Shelander, the Company's Chairman of the Board, on the closing of the merger of Purchaser with and into the Company pursuant to the Merger Agreement, in consideration for Mr. Shelander's service to the Company.

     (b)(2) The Merger Agreement

     The following is a summary of certain portions of the Merger Agreement. The summary is qualified in its entirety by reference to the Merger Agreement which has been incorporated by reference into this Statement and a copy of which has been filed with the Securities and Exchange Commission (the "Commission") as
Exhibit 1 to this Statement. Capitalized terms not otherwise defined below have the meaning set forth in the Merger Agreement.

     Commencement. The Merger Agreement provides for the commencement of the Offer not later than five business days after the public announcement of the execution of the Merger Agreement, provided that the Merger Agreement has not theretofore been terminated pursuant to its terms. Diamond, the Purchaser and the Company are required to use all reasonable efforts to take all action as may be necessary or appropriate in order to effectuate the Offer and the Merger as promptly as possible and to carry out the transactions provided for or contemplated by the Merger Agreement.

     Merger. The Merger Agreement provides that, as soon as practicable after expiration of the Offer and the receipt of any required approvals and adoption of the Merger Agreement by the stockholders of the Company, to the extent required by the Delaware General Corporation Law (the "DGCL"), and the satisfaction or waiver, if possible, of certain other conditions contained in the Merger Agreement, the Purchaser (or another direct or indirect Delaware wholly-owned subsidiary of Diamond) will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation") (the "Effective Time"). Notwithstanding the foregoing, the parties to the Merger Agreement have agreed that the Purchaser may make changes in the terms and conditions of the Offer (including substitution of another direct or indirect wholly owned subsidiary of Diamond for the Purchaser) provided that any such changes do not (i) reduce the maximum number of shares to be purchased in the Offer, impose conditions to the Offer in addition to those set forth in Annex I to the Merger Agreement or amend any other material terms of the Offer in a manner materially adverse to the Company's stockholders; provided, however, that the Offer may not, without the Company's prior written consent, be extended beyond 120 days from the commencement of the Offer except as necessary to provide time to satisfy the conditions set forth in Annex I to the Merger Agreement or as required by any rule, regulation, interpretation or position of the Commission and except that Purchaser may extend the Offer for up to 20 business days, if as of such date, there shall not have been tendered at least 90 percent of the outstanding shares so that the Merger could be effected without a meeting of the Company's stockholders in accordance with applicable provisions of the DGCL.

     Vote Required to Approve Merger. In the Merger Agreement, the Company has agreed, if required by the DGCL, in order to consummate the Merger, to take all action necessary in accordance with the DGCL to convene a meeting of its stockholders promptly following consummation of the Offer for the purpose of considering and approving the Merger. The Company, acting through the Board, has further agreed that if a stockholders' meeting is convened, the Company shall recommend that stockholders of the Company vote in
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

favor of the Merger and shall take all reasonable actions necessary to solicit such approval. Subject to compliance with applicable fiduciary duties, the Company, acting through its Board of Directors, shall include in the proxy statement the unanimous recommendation of its Board of Directors that stockholders of the Company vote in favor of the Merger and shall disclose that each of the Company's directors and executive officers intend to tender all outstanding shares beneficially owned by such persons to the Purchaser pursuant to the Offer unless to do so would subject such person to liability under
Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In the event that proxies are to be solicited from the Company's stockholders, the Company shall, use all reasonable commercial efforts to solicit from stockholders of the Company proxies in favor of the Merger, and to take all other action necessary or, in the reasonable judgment of Diamond and the Purchaser, advisable to secure the vote of its stockholders required by DGCL to effect the Merger. At any such meeting, all of the Shares then owned by Diamond, the Purchaser or any subsidiary of Diamond, and all Shares for which the Company has received proxies to vote, will be voted in favor of the Merger.

     Conversion of Securities. At the Effective Time, each Share issued and outstanding immediately prior thereto shall be canceled and extinguished and each Share (other than Shares held by Diamond or any subsidiary thereof, and Shares with respect to which appraisal rights are properly exercised ("Dissenting Shares")) shall, by virtue of the Merger and without any action on the part of the Purchaser, the Company or the holders of the Shares, be converted into the right to receive the Offer Price upon the surrender of the certificate formerly representing such Share. Each share of common stock of the Purchaser issued and outstanding immediately prior to the Effective Time shall, at the Effective Time, by virtue of the Merger and without any action on the part of the Purchaser, the Company or the holders of Shares, be converted into and shall thereafter evidence one validly issued and outstanding share of common stock of the Surviving Corporation.

     Treatment of Stock Option Plans, 401(k) Plan and Employee Stock Purchase Plan. The Company, Diamond and the Purchaser have agreed that Diamond shall not assume or continue any outstanding stock options (the "Outstanding Options") under the Plans, the Orchid Options or any other agreement or arrangement (collectively, the "Stock Plans"), or substitute any additional options for such outstanding options. The Company shall take all actions necessary to provide that at the Effective Time, (i) each Outstanding Option shall be canceled and
(ii) in consideration for such cancellation, each holder of an Outstanding Option shall receive in consideration thereof an amount (subject to applicable withholding requirements) in cash equal to the product of (x) the excess, if any, of the Offer Price over the per Share exercise price of each Outstanding Option and (y) the number of Shares subject to such Outstanding Option. The Company has agreed to take all actions necessary to effectuate the foregoing including without limitation amending the Stock Plans and obtaining any necessary consents from holders of Outstanding Options.

     The Company will take any and all actions necessary and appropriate to terminate the Company's 401(k) plan and the Employee Stock Purchase Plan (the "ESPP"), including without limitation (i) adoption of resolutions by the Company's Board of Directors terminating the 401(k) plan and the ESPP immediately prior to the Effective Time and (ii) timely delivery of any notices required under the terms of the 401(k) plan and the ESPP. Notwithstanding the foregoing, the Company's 401(k) plan in effect as of the date of the Merger Agreement, to the extent practicable, will remain in effect until Company employees are allowed to participate in a comparable benefit plan of Diamond. With respect to such comparable benefit plan of Diamond, such plan shall give full credit to each Company employee for each participant's respective period of service with the Company prior to the Effective Time for all purposes for which such period of service is relevant to benefits provided under such benefit plan of Diamond. From and after the Effective Time, Diamond shall provide employees of the Company with the opportunity to participate in any employee stock option or other incentive compensation plan of Diamond or Purchaser on substantially the same terms and subject to substantially the same conditions as are available to similarly situated employees of Diamond and Purchaser, provided for any employee that such employee otherwise fulfills all eligibility criteria.

     Except as set forth above, the Company has agreed in the Merger Agreement not to modify or accelerate the exercisability of any stock options, rights or warrants presently outstanding.

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

     Conditions to Obligations of All Parties to the Merger. The obligations of each of the parties to effect the Merger following completion of the Offer are subject to the following conditions: (i) the Merger shall have been approved and adopted by the vote of the stockholders of the Company to the extent required by the DGCL; (ii) any waiting period (and any extension thereof) applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "Hart-Scott-Rodino Act") shall have expired or been terminated; (iii) shares shall have been purchased pursuant to the Offer; and
(iv) no temporary restraining order, preliminary or permanent injunction, judgment or other order, decree or ruling nor any statute, rule, regulation or order shall be in effect which would (x) make the acquisition or holding by Diamond or its affiliates of Shares or shares of Common Stock of the Surviving Corporation illegal or otherwise prevent the consummation of the Merger, (y) prohibit Diamond's or the Purchaser's ownership or operation of, or compel Diamond or the Purchaser to dispose of or hold separate, all or a material portion of the business or assets of the Purchaser, the Company or any subsidiary of the Company thereof, (z) compel Diamond, the Purchaser or the Company to dispose of or hold separate all or a material portion of the business or assets of Diamond or any such subsidiary or the Company or any such subsidiary, (xx) impose material limitations on the ability of Diamond or the Purchaser or their affiliates effectively to exercise full ownership and financial benefits of the Surviving Corporation, or (yy) impose any condition to the Offer, the Merger Agreement or the Merger that is materially adverse to the party objecting thereto.

     Schedule 14D-9. In the Merger Agreement, the Company has agreed that concurrently with the filing by Diamond and Purchaser of the Schedule 14D-1, it will file with the Commission and promptly mail to its stockholders, a Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") containing the recommendation of the Board that the Company's stockholders accept the Offer, tender their Shares thereunder to Purchaser and, if required by applicable law, approve the Merger; provided, that such recommendation may not be withdrawn, modified or amended in connection with a Superior Proposal (as defined below).

     Board of Directors. The Merger Agreement provides that promptly upon the acquisition by Purchaser pursuant to the Offer of such number of Shares which satisfies the Minimum Condition and from time to time thereafter, Diamond shall be entitled to designate a majority of the members of the Board, subject to compliance with Section 14(f) of the Exchange Act. The Company shall, upon request by Diamond, promptly increase the size of the Board to the extent permitted by its certificate of incorporation and/or secure the resignations of such number of directors as is necessary to enable Diamond's designees to be elected to the Board and shall use its reasonable efforts to cause Diamond's designees to be so elected. The Company shall take, at its expense, all action necessary to effect any such election, including mailing to its stockholders the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in form and substance reasonably satisfactory to Diamond and its counsel. Following the election or appointment of Diamond's designees pursuant to the Merger Agreement and prior to the Effective Time, any amendment or termination of the Merger Agreement, extension for the performance or waiver of the obligations or other acts of Diamond or Purchaser or waiver of the Company's rights hereunder, shall require the concurrence of a majority of the Company's directors (or the concurrence of the director, if there is only one remaining) then in office who are directors on the date thereof, or are directors (other than directors designated by Diamond in accordance with the Merger Agreement) designated by such persons to fill any vacancy (the "Continuing Directors"); provided, however, that, if there shall be no Continuing Directors, such actions may be affected by majority vote of the entire Board, except that no such action shall amend the terms of the Merger Agreement or waive any right or obligation under the Merger Agreement in a manner adverse to the stockholders of the Company.

     Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Diamond and the Purchaser, including, but not limited to, representations and warranties relating to the Company's organization and qualification, capitalization and authority to enter into the Merger Agreement and carry out the transactions contemplated thereby, the Company's subsidiaries, Commission filings (including financial statements), the documents supplied by the Company relating to the Offer, required consents and approvals, employee benefit plans, litigation, the material liabilities of the Company and its subsidiaries, environmental matters relating to the Company and its subsidiaries, labor

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

matters, trademarks, patents and other intellectual property, the payment of taxes, arrangements with financial advisors, related party transactions, and the absence of certain material adverse changes or events since March 31, 1998. The Company has also represented that it has taken or will take all action necessary to render Section 203 of the DGCL (see "Item 8. Additional Information to be Furnished -- Section 203 of the DGCL" below) inapplicable to Diamond or the Purchaser solely by virtue of the Offer, the Merger, the Merger Agreement, the purchase of Shares pursuant to the Offer, the Merger and the transactions contemplated thereby or therein.

     Diamond and the Purchaser have also made customary representations and warranties to the Company, including, but not limited to, representations and warranties relating to Diamond's and the Purchaser's organization and qualification, their authority to enter into the Merger Agreement and consummate the Offer and the Merger, required consents and approvals, documents related to the Offer and the availability of sufficient financing to consummate the Offer.

     Conduct of Company's Business Pending Merger. Pursuant to the Merger Agreement, the Company and its subsidiaries have agreed that, prior to the Effective Time, unless Diamond shall otherwise have agreed in writing or as otherwise contemplated by the Merger Agreement, the Company, together with its subsidiaries, will carry on its business diligently and in accordance with good commercial practice and to carry on its business in the usual, regular and ordinary course, in substantially the same manner as conducted prior to the execution of the Merger Agreement and in compliance with all applicable laws and regulations, to pay its debts and taxes when due subject to good faith disputes over such debts or taxes, to pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings. In addition, the Company will promptly notify Diamond of any material event involving its business or operations.

     The Company has also agreed pursuant to the Merger Agreement that, prior to the Effective Time, except as permitted by the terms of the Merger Agreement, without the prior written consent of Diamond, it will not do, and it will not permit any of its subsidiaries to do, any of the following:

          (i) Waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant or director stock plans or authorize cash payments in exchange for any options granted under any of such plans;

          (ii) Grant any severance or termination pay to any director, officer or employee except payments in amounts consistent with policies and past practices or pursuant to written agreements outstanding, or policies existing, on the date of the Merger Agreement and as previously disclosed in writing to the other, or adopt any new severance plan, or provide any other compensation or benefit to any employee, officer or director that would accrue or become payable as a result of or in connection with the Offer and/or Merger;

          (iii) Transfer or license to any person or entity or otherwise extend, amend or modify in any material respect any rights to the Company Intellectual Property (as defined in the Merger Agreement) or other proprietary rights, or enter into grants to future patent rights, other than in the ordinary course of business, consistent with past practice;

          (iv) Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

          (v) Repurchase or otherwise acquire, directly or indirectly, any shares of capital stock except pursuant to rights of repurchase of any such shares under any employee, consultant or director stock plan existing on the date of the Merger Agreement (which repurchase rights the Company shall be obligated to exercise if the repurchase price is less than the Offer Price);

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

          (vi) Issue, deliver, sell, authorize or propose the issuance, delivery or sale of, any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than the issuance of Shares pursuant to the exercise of stock options therefor outstanding as of the date of the Merger Agreement;

          (vii) Cause, permit or propose any amendments to any charter document or bylaw (or similar governing instruments of any subsidiaries);

          (viii) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a material portion of the assets of, or by any other manner, any business or any corporation, partnership interest, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of the Company, or enter into any joint ventures, strategic partnerships or alliances;

          (ix) Sell, lease, license, encumber or otherwise dispose of any properties or assets which are material, individually or in the aggregate, to the business of the Company, except in the ordinary course of business consistent with past practice;

          (x) Incur any indebtedness for borrowed money in excess of $100,000 (other than ordinary course trade payables or pursuant to existing credit facilities in the ordinary course of business) or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire debt securities, or guarantee any debt securities of others;

          (xi) Adopt or amend any employee benefit or employee stock purchase or employee option plan, or enter into any employment contract, pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates of its officers or employees other than in the ordinary course of business, consistent with past practice, or change in any material respect any management policies or procedures;

          (xii) Pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business;

          (xiii) Make any grant of exclusive distribution or other resale rights to any third party; or

          (xiv) Agree in writing or otherwise to take any of the actions described in (i) through (xiii) above.

     Non-Solicitation. The Company has agreed in the Merger Agreement that from and after the date of the Merger Agreement until the earlier of the Effective Time or termination of the Merger Agreement pursuant its terms, the Company and its subsidiaries shall not, and will instruct their respective directors, officers, employees, representatives, investment bankers, agents and affiliates not to, directly or indirectly, (i) solicit or encourage submission of, any proposals or offers by any person, entity or group of such entity (other than Diamond and its affiliates, agents and representatives), or (ii) participate in any discussions or negotiations with, or disclose any non-public information concerning the Company or any of its subsidiaries to, or afford any access to the properties, books or records of the Company or any of its subsidiaries to, or otherwise assist or facilitate, or enter into any agreement or understanding with, any person, entity or group (other than Diamond and its affiliates, agents and representatives), in connection with any Acquisition Proposal with respect to the Company. For the purposes of the Merger Agreement, an "Acquisition Proposal" with respect to an entity means any proposal or offer relating to (i) any merger, consolidation, sale or license of substantial assets or similar transactions of such entity (other than sales of assets or inventory in the ordinary course of business or as permitted under the terms of the Merger Agreement), (ii) sale of 10 percent or more of the outstanding shares of capital stock of the Company (including without limitation by way of a tender offer or an exchange offer), (iii) the acquisition by any person of beneficial ownership or a right to acquire beneficial ownership of, or the formation of any "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) which beneficially owns, or has the right to acquire beneficial ownership of,

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

10 percent or more of the then outstanding shares of capital stock of the entity (except for acquisitions for passive investment purposes only in circumstances where the person or group qualifies for and files a Schedule 13G with respect thereto or qualifies for and files a Schedule 13D with respect thereto, indicating that the acquisition of such shares is for passive investment purposes only, and such person or group does not subsequently file an amendment to such 13D indicating that such shares were not acquired for passive investment purposes only and the Minimum Condition is not satisfied); or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing. The Company will immediately cease any and all existing activities, discussions or negotiations with any parties conducted previously with respect to any of the foregoing. The Company will (i) notify Diamond as promptly as practicable if any inquiry or proposal is made or any information or access is requested in connection with an Acquisition Proposal or potential Acquisition Proposal and (ii) as promptly as practicable notify Diamond of the terms and conditions of any such Acquisition Proposal. In addition, subject to the other provisions of the Merger Agreement, from and after the date of the Merger Agreement until the earlier of the Effective Time and termination of the Merger Agreement pursuant to its terms, the Company and its subsidiaries will not, and will instruct their respective directors, officers, employees, representatives, investment bankers, agents and affiliates not to, directly or indirectly, make or authorize any public statement, recommendation or solicitation in support of any Acquisition Proposal made by any person, entity or group (other than Diamond or the Purchaser); provided, however, that nothing shall prohibit the Board from taking and disclosing to the Company's stockholders a position with respect to a tender offer pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act.

     Prior to consummation of the Offer, the Company may, to the extent the Board determines, in good faith, after consultation with outside legal counsel, that the Board's fiduciary duties under applicable law require it to do so, participate in discussions or negotiations with, and, subject to the requirements of the paragraph below, furnish information to any person, entity or group after such person, entity or group has delivered to the Company in writing, an unsolicited bona fide Acquisition Proposal which the Board in its good faith reasonable judgment determines, after consultation with its independent financial advisors, would result in a transaction more favorable than the Offer and the Merger to the stockholders of the Company from a financial point of view and for which financing, to the extent required, is then committed or which, in the good faith reasonable judgment of the Board (based upon the advice of independent financial advisors), is reasonably capable of being financed by such person, entity or group and which is reasonably likely to be consummated (a "Superior Proposal"). In the event the Company receives a Superior Proposal, nothing contained in the Merger Agreement (but subject to the terms hereof) will prevent the Board from recommending such Superior Proposal to the Company's stockholders, if the Board determines, in good faith, after consultation with outside legal counsel, that such action is required by its fiduciary duties under applicable law; provided, however, that the Company shall not recommend to its stockholders a Superior Proposal for a period of not less than 48 hours after Diamond's receipt of a copy of such Superior Proposal (or a description of the terms and conditions thereof, if not in writing).

     The Company will not provide any non-public information to a third party unless: (i) the Company provides such non-public information pursuant to a nondisclosure agreement with terms regarding the protection of confidential information at least as restrictive as such terms in the Confidentiality Agreement; and (ii) such non-public information has been previously delivered to Diamond.

     Public Announcements. Diamond and Purchaser on the one hand and the Company on the other hand will consult with each other before issuing any press release or otherwise making any public statements with respect to the Merger Agreement, the Offer or the Merger or the other transactions contemplated hereby, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by law.

     Indemnification. Pursuant to the terms of the Merger Agreement, all rights to indemnification existing in favor of the current directors and officers of the Company (the "Indemnified Persons") for acts and omissions occurring prior to the Effective Time, as provided in the Company's certificate of incorporation and/or bylaws (as in effect as of the date of the Merger Agreement) and as provided in the indemnification agreements between the Company and the Indemnified Persons (as in effect as of the date of the Merger

Agreement), shall survive the Offer and the Merger for a period of not less than four years after the Effective Time; provided, however, that if, at any time prior to the fourth anniversary of the Effective Time, any Indemnified Persons delivers to Diamond or the Surviving Corporation a written notice asserting a claim for indemnification, then the claim asserted in such notice shall survive the fourth anniversary of the Effective Time until such time as such claim is fully and finally resolved. The certificate of incorporation and bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to current Indemnified Persons as those contained in the certificate of incorporation and bylaws of the Company as in effect on the date of the Merger Agreement, which provisions will not be amended, repealed or otherwise modified from the Effective Time until the fourth anniversary of the date on which the Merger becomes effective in any manner that would adversely affect the rights thereunder of any such Indemnified Person.

     Diamond has agreed in the Merger Agreement that from the Effective Time until the fourth anniversary of the date on which the Merger becomes effective, Diamond shall maintain in effect, for the benefit of the Indemnified Persons with respect to acts or omissions occurring prior to the Effective Time, the directors' and officers' liability insurance policy currently carried: provided, however, that Diamond may substitute for such policy a policy or policies of materially equivalent coverage for acts or omissions prior to the Effective Date and, provided further, that Diamond shall not be obligated to maintain such coverage for policy limits which would cause the annual cost of such coverage to exceed $397,248, representing 150 percent of the cost of such coverage paid by the Company in fiscal year 1998 and, provided, further, that if the annual premiums of such insurance coverage exceed such amount, Diamond shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

     Termination of Merger Agreement. The Merger Agreement provides grounds for which it may be terminated at any time prior to the Effective Time, whether before or after approval by the stockholders of the Company. The Merger Agreement may be so terminated:

          (a) by mutual written agreement of the Boards of Directors of Diamond and the Company;

          (b) by either Diamond or the Company:

             (i) if the Offer shall be terminated or expire without any Shares having been purchased pursuant to the Offer; provided, however, that a party shall not be entitled to terminate the Merger Agreement if it is in material breach of its representations and warranties, covenants or other obligations under the Merger Agreement; or

             (ii) if any court of competent jurisdiction in the United States or other United States governmental body shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Offer or the Merger and such order, decree, ruling or other action shall have become final and nonappealable;

          (c) by Diamond:

             (i) if the Board or any committee thereof shall have approved, or recommended (and not rescinded such recommendation within two (2) business days) that stockholders of the Company accept or approve, an Acquisition Proposal by a third party;

             (ii) if the Board or any committee thereof shall have withdrawn or modified (and not rescinded such recommendation within two (2) business days) its approval of, or recommendation that the stockholders of the Company accept or approve (as the case may be), the Offer, the Merger Agreement and the Merger;

             (iii) if the Company shall have failed to include in the Schedule 14D-9 the recommendation of the Board that the stockholders of the Company accept the Offer;

             (iv) prior to the purchase of Shares pursuant to the Offer, in the event that any waiting period (and any extension thereof) under the Hart-Scott-Rodino Act applicable to the Purchase of Shares pursuant to the Offer shall not have expired or been terminated, the Minimum Condition shall not be satisfied or if any of the events set forth in clause (iii) of Annex I to the Merger Agreement shall have occurred; provided in the case of an event set forth in clause (iii), item (A), (B), (C), (F) or (H) of Annex I to the Merger Agreement that if such event is and continues to be reasonably probable of being cured by the date which is 20 business days after commencement of the Offer, Diamond shall not terminate the Merger Agreement as a result of such event until the date that is 20 business days after the commencement of the Offer; or

             (v) prior to the purchase of Shares pursuant to the Offer if the Company is in material breach of any of its covenants or obligations under the Merger Agreement, or any representation or warranty of the Company contained in the Merger Agreement shall have been incorrect, in any material respect, when made or shall have since the date of the Merger Agreement ceased to be true and correct in any material respect; provided, that, if such breach is curable through exercise of the Company's commercially reasonable efforts, then Diamond may not terminate the Merger Agreement unless the breach is not cured within 10 days after giving notice to the Company;

          (d) by the Company:

             (i) if the Offer shall not have been commenced in accordance with the terms of the Merger Agreement, or Diamond or the Purchaser shall have failed to purchase validly tendered Shares in violation of the terms of the Offer within ten business days after the expiration of the Offer; provided, however, that the Company shall not be entitled to terminate the Merger Agreement if it is in material breach of its representations and warranties, covenants or other obligations under the Merger Agreement;

             (ii) if the Board has resolved to, and in fact does, recommend to the Company's Stockholders that they accept a Superior Proposal, and provided further that the Company shall have paid to Diamond the entire Break-up Fee (as defined below); or

             (iii) prior to the purchase of Shares pursuant to the Offer, if Diamond or the Purchaser is in material breach of any of its covenants or obligations under the Merger Agreement, or any representation or warranty of Diamond or the Purchaser contained in the Merger Agreement shall have been incorrect, in any material respect, when made or shall have since ceased to be true and correct in any material respect; provided, that, if such breach is curable through exercise of the Diamond's or the Purchaser's commercially reasonable efforts, then the Company may not terminate the Merger Agreement unless the breach is not cured within 10 days after giving notice to the Diamond.

     In the event of the termination of the Merger Agreement by the Company or Diamond or both of them, the terminating party shall provide written notice of such termination to the other party and the Merger Agreement shall forthwith become void and there shall be no liability on the part of Diamond, the Purchaser or the Company, except as otherwise provided in the Merger Agreement.

     Fees and Expenses. The Merger Agreement provides that whether or not the transactions contemplated by the Offer and the Merger Agreement are consummated, all costs and expenses incurred in connection with the transactions contemplated by the Offer and the Merger Agreement shall be paid by the party incurring such expenses.

     The Merger Agreement also provides that the Company shall pay Diamond, in same day funds, upon demand, a fee of $2,000,000 (the "Break-up Fee"), if any of the following shall occur:

          (i) the Board or any committee thereof shall have approved, or recommended that stockholders of the Company accept or approve, an Acquisition Proposal by a third party, or shall have resolved to do any of the foregoing;

          (ii) the Board or any committee thereof shall have withdrawn or modified its unanimous approval of, or unanimous recommendation that the stockholders of the Company accept or approve (as the case may be), the Offer, the Merger Agreement and the Merger, or shall have resolved to do any of the foregoing;

          (iii) the Company shall have failed to include in the Schedule 14D-9 the unanimous recommendation of the Board that the stockholders of the Company accept the Offer; or

          (iv) (A) prior to the Effective Time, any person, entity or "group" (as that term is used in Section 13(d)(3) of the Exchange Act), shall beneficially own (as that term is used in Section 13(d)(3) of the Exchange
     Act), or shall have acquired, 25 percent or more of the Shares, or shall have been granted any option or right, conditional or otherwise, to acquire 25 percent or more of the Shares (the "25% Person"), which Shares are not tendered to Diamond in connection with the Offer, (B) the Minimum Condition shall not be met as of the Expiration Date and (C) either (1) the 25% Person shall, at any time within twelve (12) months of the expiration of the Offer, effect the Acquisition (as defined below) of the Company or enter into an agreement with the Company or commence a tender offer to effect such an Acquisition, and the transactions contemplated thereby are subsequently consummated at any time, or (2) any person other than Diamond or any affiliate of Diamond effects the Acquisition of the Company during 1998, or during 1998 enters into an agreement with the Company or commences a tender offer for the Acquisition of the Company and the transactions contemplated thereby are subsequently consummated at any time, in any such case under this clause (2) at a purchase price equivalent to a price per Share in excess of $2.45. For the purposes of the Merger Agreement, an "Acquisition" of the Company means any merger, consolidation or other reorganization, any tender offer or other transaction or series of related transactions involving the acquisition of securities of the Company, or any sale or license of all or substantially all the business or assets of the Company, unless the shareholders of the Company prior to such transaction or series of related transactions retain following such transaction or series of related transactions (in respect of their equity interest in the Company prior thereto) more than 50% of the voting equity securities of the surviving or successor corporation to the business of the Company.

     The Merger Agreement further provides that the Break-up Fee is payable to compensate Diamond and the Purchaser for their direct and indirect costs and expenses associated with the negotiation and execution of the Merger Agreement and the undertaking of the transactions contemplated therein in the event of the occurrence of all of the events set forth in clauses (i), (ii), (iii) and (iv) of the paragraph above, and shall constitute liquidated damages with respect to (but solely with respect to) the events itemized in clauses (i), (ii), (iii) and/or (iv) of the paragraph above. However, the right to the payment of the Break-up Fee shall be in addition to any other damages or remedies at law or in equity to which Diamond or the Purchaser may be entitled as a result of the Company's violation or breach of any other term or provision of this Agreement.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (A) RECOMMENDATION OF THE BOARD

     At a meeting held on May 7, 1998, the Board reviewed the Merger Agreement, the Offer and the Merger, and received presentations from Alliant Partners ("Alliant") and the Company's legal counsel. Alliant delivered to the Board its written opinion (the "Fairness Opinion") to the effect that the valuation of the Company of $2.45 per Share, and the acquisition of the vested stock options, is fair, from a financial point of view, to the Company's stockholders. At the conclusion of the meeting the Board unanimously approved the Merger Agreement, the Offer and the Merger and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the Company and the holders of Common Stock. The Board unanimously recommends that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer.

     (B) BACKGROUND OF THE OFFER; REASONS FOR THE RECOMMENDATION

  Background of the Offer. In 1995, the Company received a proposal (the "Lindner Proposal") from one of its stockholders, Lindner Investments ("Lindner"), that was presented to the Company's stockholders at the next annual meeting of stockholders in February 1996. The proposal, which sought a stockholder recommendation that the Company be sold for cash as soon as possible, was defeated at the meeting by a vote of 3,673,799 Shares voting in favor of the proposal, 3,628,468 voting against and 119,864 abstaining.

     On October 30, 1996, the Company engaged Bentley Hall Von Gehr International (which subsequently changed its name to Alliant Partners) to explore alternatives to maximize the stockholder value of the Company. Consideration was given to mergers, acquisitions, other business combinations and the potential sale of the Company.

     In 1996, Lindner again presented the Lindner Proposal to be brought before the Company's stockholders at the 1997 annual meeting held on February 27, 1997. The Lindner Proposal was again brought before the stockholders at such meeting and the following resolution was approved by a majority of the stockholders of the Company present or represented by proxy:

          "RESOLVED, THAT THE SHAREHOLDERS OF MICRONICS COMPUTERS, INC. HEREBY RECOMMEND TO THE BOARD OF DIRECTORS THAT THE BOARD TAKE THE STEPS NECESSARY TO ACHIEVE A SALE OR CASH MERGER OF MICRONICS COMPUTERS ON TERMS THAT WILL MAXIMIZE VALUES AS PROMPTLY AS POSSIBLE."

     There were 4,054,630 Shares voted in favor of the Lindner Proposal, 2,573,500 voted against, and 110,740 abstaining.

     Following the 1997 meeting, Alliant continued to explore potential business combinations on behalf of the Company. During the course of its engagement, Alliant made contacts with over 70 potential acquirors. Due to the financial performance of the Company's business, as well as negative competitive considerations related to the motherboard business, most of the prospects declined to seriously consider the potential of a transaction with the Company. However, direct meetings were held with 13 prospects, culminating in series of discussions regarding a potential transaction with some of these prospects. No agreement or commitment to enter into any agreement was made with any of these companies, because these meetings either did not result in meaningful negotiations or did not result in a formal offer. The reasons for ending negotiations included, but were not limited to, the failure of the counterparty to continue to pursue a transaction, the Board's judgment, in different instances, that the counterparty was not likely to be capable of financing its proposed transaction, that the nature or amount of the consideration proposed to be paid to the Company's stockholders was not attractive to the stockholders, that the risk involved in the transaction was not acceptable or that the potential acquiror's business made an attractive transaction unlikely, as well as a variety of other factors.

     On March 31, 1998, representatives of Broadview Associates LLC ("Broadview"), on behalf of Diamond, contacted Mr. Hart, President and Chief Executive Officer of the Company, to inquire about his interest in a possible business combination with Diamond. Mr. Hart referred Broadview to Alliant. Broadview contacted Alliant and discussed certain parameters and alternatives regarding a potential transaction.

     During the course of these preliminary discussions, Alliant advised Broadview that active discussions were currently underway with another party (the "Other Party"). On April 8, 1998, that party advised a representative of Alliant that it wished to temporarily defer discussions with the Company regarding a potential transaction.

     Mr. Hart, Mr. Finley, Vice President, Finance, and Chief Financial Officer of the Company, William Schroeder, Chairman, President and Chief Executive Officer of Diamond, James Walker, Senior Vice President, Finance and Administration, and Chief Financial Officer of Diamond, and certain other members of senior management of both Diamond and the Company, as well as representatives of Broadview and Alliant, met at Alliant's offices on April 2, 1998. The parties exchanged information on their financial conditions, the strategies and prospects of their respective businesses, personnel matters, synergies between the companies and the possibility of a business combination. Based on the discussion at the meeting, the parties agreed to continue discussions.

     During the week of April 6, the Company provided Diamond with certain confidential information regarding the Company, as part of Diamond's preliminary due diligence review of the Company and in order to assist Diamond in its valuation analysis of the Company. Numerous discussions were held between representatives of Broadview and Alliant regarding parameters and terms of a potential transaction, including preliminary valuations of the Company and the structure of the possible transaction. Alliant conveyed the Company's preference for a cash transaction.

     On April 8, 1998, the Company and Diamond executed a mutual confidentiality agreement, pursuant to which the parties agreed, among other things, to keep the existence of their discussions confidential, not to disclose financial, technical and other business information being provided to the other party, and not to solicit for hire employees of the other party for no less than six months.

     On April 10, 1998, members of Diamond's technical staff and representatives of Broadview met with Mr. Hart, Mr. Finley, members of the Company's technical staff and Alliant at the Company's offices to conduct due diligence and to discuss issues related to the Company's organization, technology and product offerings.

     On April 14, 1998, by letter, Diamond provided the Company with a preliminary proposal to acquire the Company for cash, subject to the satisfactory completion of due diligence, execution of a definitive agreement, as well as other customary conditions. The preliminary proposal contemplated an acquisition of the Company for an aggregate consideration of approximately $34.5 million in cash.

     On April 14, 1998, the Board met telephonically to consider Diamond's proposal, and the Board unanimously determined that it was in the best interests of the stockholders of the Company to continue negotiations with Diamond. The Board unanimously authorized certain officers and representatives of the Company to proceed with negotiations related to Diamond's proposed transaction.

     From April 14 to 17, 1998, the Company and Diamond exchanged additional due diligence materials. Officers and other representatives of both Diamond and the Company continued to exchange information and meet to conduct due diligence and to discuss timing issues with regard to a possible transaction.

     A draft of an agreement with respect to Diamond's proposal was provided to legal counsel for the Company by legal counsel for Diamond on April 23, 1998. Over the subsequent two week period, the parties through their legal counsel negotiated the terms and conditions of the draft agreement. Extensive negotiations were conducted regarding the amount of the Break-up Fee and the circumstances under which the Break-up Fee would be payable, as well as Diamond's request that it be granted an option to acquire up to 19.9 percent of the outstanding Shares in connection with any acquisition agreement. During these negotiations, Diamond agreed to abandon its request to be granted the option, if an acceptable termination fee arrangement were reached.

     On April 23 and 24, 1998, Mr. Hart and other members of the Company's management and technical staff met with Mr. Schoeder and other members of Diamond's management to discuss the proposed transaction and to provide further information to Diamond regarding the Company's engineering organization.

     On April 27, 1998, Diamond informed Alliant that, because the Company's losses for the second quarter of fiscal 1998 were expected to be larger than previously anticipated by Diamond, Diamond was reducing its offer to approximately $32.5 million plus assumption of stock options.

     On May 4, 1998, Broadview advised Alliant that, due to additional concerns identified by Diamond during its diligence efforts, Diamond was not prepared to proceed with its prior offer of $32.5 million, or $2.50 per Share, and instead would proceed only at a lower valuation. After a series of telephone conversations between representatives of Alliant and Broadview discussing the change in proposed consideration, Diamond proposed a cash tender offer for all outstanding Shares for $2.45 per Share plus the cashing-out of options, or an aggregate valuation of approximately $32.0 million.

     On May 4, 1998, the Board met telephonically to discuss the status of the negotiations with Diamond. Subject to satisfactory resolution of outstanding terms and conditions, including the amount and terms of the Break-up Fee, the Board authorized the Company's officers and representatives to proceed based on Diamond's proposed tender offer of $2.45 per Share.

     On May 5, 1998, Alliant notified the Other Party that there were on-going discussions with another potential acquirer. The Other Party declined to participate in a competitive situation.

     On May 7, 1998 the Board met at Alliant's office to consider Diamond's proposed transaction, as well as to review Alliant's proposed Fairness Opinion. Alliant delivered to the Board its Fairness Opinion to the effect that the valuation of the Company of $2.45 per Share, and the cashing-out of the vested in-the-money stock options, is fair, from a financial point of view, to the Company's stockholders. The Board unanimously approved entering into the transaction proposed by Diamond, agreed to a Break-up Fee of $2.0 million and directed Mr. Hart to resolve the remaining issues, only one of which was deemed by the Board to be material.

     On May 11, 1998, after consultation with a majority of the members of the Board, which was later confirmed with the remaining director, the Company resolved with Diamond the final terms of the Merger Agreement and entered into the Merger Agreement with Diamond and Purchaser.

     Reasons for the Recommendation. In reaching its conclusions and recommendations described above, the Board considered a number of factors, including without limitation the following:

          (i) the financial and other terms of the Offer, the Merger and the Merger Agreement;

          (ii) that the $2.45 per Share tender offer price represents a premium of 40 percent over the closing sale price of the Common Stock of $1.75 as reported by the Nasdaq National Market on May 7, 1998, the day on which the Board conditionally approved the Merger Agreement, the Merger and the Offer;

          (iii) the form of the consideration to be offered to the Company's stockholders;

          (iv) the Company's business, financial condition, results of operations, assets, liabilities, business strategy and prospects;

          (v) the written opinion of Alliant delivered to the Board on May 7, 1998 to the effect that the valuation of the Company of $2.45 per Share, and the cash-out of the vested in-the-money stock options, is fair, from a financial point of view, to the Company's stockholders. The full text of Alliant's written opinion is attached hereto as Appendix I and is incorporated herein by reference. Shareholders are urged to read the opinion in its entirety;

          (vi) the provisions of the Merger Agreement, including the provisions
     (a) permitting the Company to respond to unsolicited bona fide proposals or offers concerning an acquisition of the Company that the Board in its good faith reasonable judgment determines, after consulting with its independent financial advisors, would result in a transaction more favorable than the Offer and the Merger to the stockholders of the Company from a financial point of view, for which financing, to the extent required, is then committed or which, in the good faith reasonable judgment of the Board, is reasonably capable of being financed by the proposing or offering person, entity or group and which is reasonably likely to be consummated (a "Superior Proposal"), (b) permitting the Board to recommend a Superior Proposal to the Company's stockholders if the Board determines, in good faith, after consultation with outside legal counsel, that such action is required by its fiduciary duties under applicable law and (c) permitting the Company to terminate the Agreement upon payment to the Purchaser of the termination fee as set forth in the description of the Merger Agreement set forth in Item 3(b), in the event that the Board determines to withdraw its recommendation that the Company's stockholders accept the Offer;

          (vii) Diamond's financial condition and ability to cause the Purchaser to meet its obligations under the Merger Agreement; and

          (viii) the familiarity of the Board with the business, results of operations, properties and financial condition of the Company and the nature of the industry in which it operates.

     The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger Agreement, the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. Rather, the Board based its decision on the totality of the information presented to and considered by the Board.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company retained Alliant to render financial advisory services to the Company in connection with a sale of the Company. Pursuant to an engagement letter, dated October 30, 1996, the Company agreed to pay Alliant (a) an initial fee of $100,000 and (b) one percent of the total amount, up to $30 million, received by the Company or its stockholders upon the consummation of a sale of the Company, and two percent of such amount exceeding $30 million. The Company also agreed to reimburse Alliant's reasonable out-of-pocket costs and expenses, and to indemnify Alliant and certain related persons against certain liabilities in connection with the engagement.

     Except as disclosed in this Statement, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) To the Company's knowledge, no transactions in the Shares have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the Company's knowledge, each executive officer, director and affiliate of the Company currently intends to tender all Shares to the Purchaser over which he, she or it has sole dispositive power as of the expiration date of the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth herein or in Item 3(b) or 4(b), no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in: (i) an extraordinary transaction such as a merger or reorganization involving the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described herein or in Item 3(b) or 4(b), there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     (a) The Information Statement attached as Appendix II hereto and incorporated herein by reference is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders as described in Item 3.

     (b) Section 203 of the DGCL

     As a Delaware corporation, the Company is subject to Section 203 ("Section 203") of the DGCL. Under Section 203, certain "Business Combinations" (defined generally to include (i) mergers or consolidations between a Delaware corporation and an Interested Stockholder (as defined below), (ii) transactions with an Interested Stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries, and (iii) transactions which increase an Interested Stockholder's percentage ownership of stock) between a Delaware corporation whose stock is publicly traded or has more than 2,000 stockholders of record, and an "Interested Stockholder" (defined generally as a person that is the beneficial owner of 15% or more of a corporation's outstanding voting stock) are prohibited for a three-year period following the date that such a stockholder became an Interested Stockholder, unless (i) the corporation has elected in its original certificate of incorporation not to be governed by Section 203 (the Company did not make such an election), (ii) the transaction in which the stockholder became an Interested Stockholder or the Business Combination was approved by the Board of Directors of the corporation before the other party to the Business Combination became an Interested Stockholder, (iii) upon consummation of the transaction that made it an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or (iv) the Business Combination was approved by the Board of Directors of the corporation and ratified by 66 2/3% of the voting stock which the Interested Stockholder did not own.

     In accordance with the Merger Agreement and Section 203, the Board approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement and, therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the related transactions.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Agreement and Plan of Merger, dated as of May 11, 1998, by and among Micronics Computers, Inc., Diamond Multimedia Systems, Inc. and Boardwalk Acquisition Corporation.*

Exhibit 2 Letter to Stockholders of Micronics Computers, Inc., dated May 14, 1998 (included in copies of the Statement mailed to stockholders).

Exhibit 3  Press Release of Diamond Multimedia Systems, Inc., dated May 11,
           1998.*

Exhibit 4 Opinion of Alliant Partners (included as Appendix I in copies of the Statement mailed to stockholders).*

Exhibit 5 Pages 3 to 10 of the Proxy Statement of Micronics Computers, Inc. dated March 19, 1998, relating to its April 20, 1998 Annual Meeting of Stockholders.*

Exhibit 6  1992 Directors Stock Option Plan of Micronics Computers, Inc.*

Exhibit 7  1989 Stock Option Plan of Micronics Computers, Inc.*

Exhibit 8 Employment Agreement dated as of February 6, 1998 between Micronics Computers, Inc. and Charles J. Hart.*
---------------
* Not included in copies of the Statement mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          MICRONICS COMPUTERS, INC.

                                      LOGOCharles J. Hart
                                          President and Chief Executive Officer

Dated: May 18, 1998

                                                                      APPENDIX I

                                ALLIANT PARTNERS

May 7, 1998

Board of Directors
Micronics Computers, Inc.
45365 Northport Loop West
Fremont, CA 94538-6417

Gentlemen:

     You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of Micronics Computers, Inc. ("Micronics") of the Company valuation of $31.6 million in cash for the acquisition of 100% of the shares outstanding, plus a payment of $484,000 for the net value of vested stock options of Micronics by Diamond Multimedia Systems, Inc. ("Diamond"), as of May 7, 1998.

     Alliant Partners, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with private placements, mergers and acquisitions, and corporate partnering transactions.

     In arriving at our opinion, we have reviewed the Agreement and Plan of Merger and financial and other information that was publicly available or furnished to us by Micronics. We also have reviewed certain internal financial reports and forecasts for Micronics prepared by their management and have held discussions with members of the senior management of Micronics regarding the historic and current business operations and future prospects of Micronics including their expectations for certain strategic benefits of the transaction. In addition, Alliant Partners analyzed the stock market value of Micronics, compared certain financial data of Micronics with those of various other companies engaged in businesses we considered comparable and whose securities are traded in public markets, reviewed the overall risks presented by the business plan, reviewed prices paid in certain other similar business transactions, analyzed the future cash flows of the company as projected by Micronics management, and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

     We have assumed, without independent verification, the accuracy, completeness and fairness of all of the financial and other information regarding Micronics that has been provided to us by them and their representatives. We did not make any independent evaluation of Micronics's businesses nor did we review any of their corporate records.

     Based on the foregoing and such other factors as we deem relevant, we are of the opinion as of the date hereof, that the Micronics company valuation of $2.45 per share, and the acquisition of vested stock options, is fair, from a financial point of view, to the Micronics shareholders.

                                          Sincerely yours,

                                          /s/  Alliant Partners

                                          --------------------------------------
                                          Alliant Partners

                                                                     APPENDIX II

                           MICRONICS COMPUTERS, INC.
                           45365 NORTHPORT LOOP WEST
                           FREMONT, CALIFORNIA 94538
                            ------------------------

                INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

     The following information is being furnished to holders of the common stock, par value $.01 per share (the "Common Stock"), of Micronics Computers, Inc., a Delaware corporation (the "Company"), in connection with the possible designation by Diamond Multimedia Systems, Inc., a Delaware corporation ("Diamond"), of at least a majority of the board of directors of the Company pursuant to the terms of an Agreement and Plan of Merger, dated as of May 11, 1998 (the "Merger Agreement"), by and among the Company, Diamond and Boardwalk Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Diamond (the "Purchaser"). THIS INFORMATION IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH A VOTE OF THE COMPANY'S STOCKHOLDERS.

     Pursuant to the Merger Agreement, the Purchaser has commenced a tender offer (the "Offer") to purchase all of the outstanding shares of the Common Stock. The Merger Agreement provides that promptly following the acquisition by the Purchaser pursuant to the Offer of not less than 51 percent of the shares of Common Stock outstanding on a partially diluted basis, Diamond shall be entitled to designate a majority of the members of the Company's Board of Directors. The Company has also agreed, upon request by Diamond, to increase the size of the Company's Board of Directors to the extent permitted by its Certificate of Incorporation, or to secure the resignation of existing directors to enable Diamond's designees to be elected and to use its reasonable commercial efforts to cause Diamond's designees to be so elected.

     The information contained in this Appendix II concerning the Purchaser has been furnished to the Company by Diamond, and the Company assumes no responsibility for the accuracy or completeness of any such information.

                        VOTING SECURITIES OF THE COMPANY

     As of May 14, 1998 there were issued and outstanding 12,902,565 shares of Common Stock, each of which entitles the holder to one vote.

                              BOARD OF DIRECTORS,
                  ACQUISITION DESIGNEES AND EXECUTIVE OFFICERS

BOARD BIOGRAPHICAL INFORMATION

     Certain information concerning directors of the Company as of May 12, 1998 is set forth below:

           NAME             AGE                  PRINCIPAL OCCUPATION
           ----             ---                  --------------------
William E. Shelander......  45    Chairman of the Board of Directors of the Company
Charles J. Hart...........  60    President and Chief Executive Officer of the
                                  Company
Diane Simon(1)............  61    Private Investor
Jim Timmins(1)............  42    Partner, Glenwood Capital and Redwood Partners

---------------
(1) Member of the Compensation Committee and the Audit Committee.

     Mr. Shelander has been the Company's Chairman of the Board since September 1997, has been a director of the Company since September 1990, and served as Chief Executive Officer from September 1997 to February 1998. Mr. Shelander also serves as a general partner of East West Capital, a venture capital firm. From June 1995 to October 1996, he was co-President of JAFCO America Ventures, Inc., a venture capital firm and the United States subsidiary of Japan Associated Finance Co., Ltd., a public company listed on the Tokyo over-the-counter market. Japan Associated Finance Co., Ltd. and two investment partnerships affiliated with JAFCO America Ventures, Inc. are investors in the Company. From October 1988 to June 1995, Mr. Shelander was General Manager, and from June 1986 to October 1988 he was an Associate, of JAFCO America Ventures, Inc. He previously served as National Product Manager of Liquid Air Corporation and was a systems engineer with Union Carbide Corporation. Mr. Shelander holds a B.S. in industrial and systems engineering from the Georgia Institute of Technology, an M.S.E. in chemical engineering from West Virginia College of Graduate Studies and an M.B.A. from Stanford University.

     Mr. Hart has been President, Chief Executive Officer and a director of the Company since February 1998. He was a founding member of the Board of Directors and participated in the launch of InsWeb Corporation from August 1995 until May 1997. This Internet technology company created the first vertically integrated marketplace for the insurance industry on the World Wide Web. From January 1992 until July 1995, he was President and Chief Executive Officer of Semaphore Communications Corporation, a hardware and software company providing advanced global network encryption systems. Previously, Mr. Hart was president and Chief Executive Officer of Phaser Systems, LAN pioneer Nestar Systems and Etak, Inc., a provider of geographic information systems. Mr. Hart began his career in the computer industry with Control Data Corporation in the United States and Europe. He has served on the Board of Directors of Network Peripherals, Inc. since 1996. Mr. Hart holds a B.A. from the University of Maryland, College of Arts & Sciences and attended the Stanford University, Graduate School of Industrial Engineering Executive Institute. He also served as an officer in the United States Air Force, Strategic Air Command.

     Ms. Simon has been a director of the Company since February 1997, and is a private investor. From November 1996 to October 1997, Ms. Simon served as Vice President Operations and Controller for Lumina Office Products, a multi-functional office equipment manufacturer. From January 1996 to November 1996, she was Chief Operating Officer of Wood Associates, a promotional merchandising company. From January 1995 to December 1995, she was Vice President Operations for Aureal Semiconductor, a developer of semiconductor devices. From 1981 to January of 1995 she was Vice President Operations of Wyse Technology, a computer systems and terminal manufacturer. Ms. Simon holds a B.A. and an M.A. from the City University of New York.

     Mr. Timmins has been a director of the Company since September 1997. He has been a partner of Glenwood Capital since September 1991 and a partner of Redwood Partners since August 1995, both of which are venture buyout firms. Mr. Timmins holds a B.A. from the University of Toronto and an M.B.A. from Stanford University.

RIGHT TO DESIGNATE DIRECTORS; DIAMOND DESIGNEES

     The Merger Agreement provides that promptly upon the purchase by the Purchaser pursuant to the Offer of such number of Shares which satisfies the Minimum Condition, Diamond shall be entitled to designate a majority of the number of members of the Board. The Company will, upon request of Diamond, promptly increase the size of the Board and/or secure the resignations of such number of its incumbent directors as is necessary to enable the nominees designated by Diamond (the "Diamond Designees") to be elected to the Board.

     Diamond has informed the Company that it will choose the initial Diamond Designees from among certain persons set forth below. With respect to the Diamond Designees, the following table, prepared from information furnished to the Company by Diamond, sets forth the name, occupation and age of each such Diamond Designee. Diamond has informed the Company that each of such individuals has consented to act as a director, if so designated. If necessary, Diamond may choose additional or other Diamond Designees, subject to the requirements of Rule 14f-1.

     None of the Diamond Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any directors or executive officers of the Company or (iii) to the best knowledge of Diamond, beneficially owns any securities (or rights to acquire such securities) of the Company. The Company has been advised by Diamond that, to the best of Diamond's knowledge, none of the Diamond Designees has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission, except as may be disclosed herein or in the
Schedule 14D-9.

     It is expected that the Diamond Designees may assume office at any time following the purchase by Purchaser of such number of shares which satisfies the Minimum Condition (as defined in the Merger Agreement), which purchase cannot be earlier than June 12, 1998, and that, upon assuming office, the Diamond Designees will thereafter constitute at least a majority of the Board. Diamond has informed the Company that it will choose the Diamond Designees from the individuals shown in the table below to serve on the Board.

     The following table, prepared from information furnished to the Company by Diamond, sets forth the name, age and occupation of each of the Diamond Designees.

                                                          PRESENT PRINCIPAL OCCUPATION OR
                                                        EMPLOYMENT; MATERIAL POSITIONS HELD
                    NAME                                     DURING THE PAST FIVE YEARS
                    ----                                -----------------------------------

William J. Schroeder, age 53....   Mr. Schroeder is President and Chief
                                   Executive Officer of Diamond, and has been a member of Diamond's Board of Directors since
                                   May 1994. Mr. Schroeder was employed by
                                   Conner Peripherals, Inc. ("Conner") from 1986
                                   to 1994, initially as President and from 1989 as Vice Chairman of the Board of Directors.
                                   He was also President of Archive Corporation
                                   (a Conner subsidiary) from January 1993 to
                                   November 1993, and CEO of Arcada Software,
                                   Inc. (a Conner subsidiary) from November 1993 to May 1994. Mr. Schroeder is a director of Xircom, Inc. and CNF Transportation, Inc.

Bruce C. Edwards, age 44........   Mr. Edwards has served as President and Chief
                                   Executive Officer of Powerwave Technologies,
                                   Inc., a manufacturer of power amplifiers for wireless telecommunications applications, since February 1996. He has been a director of Diamond since January 1995. Previously,
                                   Mr. Edwards was employed by AST Research,
                                   Inc. as Senior Vice President, Chief
                                   Financial Officer from 1988 until July 1994 and as Executive Vice President, Chief
                                   Financial Officer and a director from July
                                   1994 to December 1995. Mr. Edwards is also a director of HMT Technology Corporation and Powerwave Technologies, Inc.

Carl W. Neun, age 54............   Mr. Neun is Senior Vice President and Chief
                                   Financial Officer of Tektronix, Inc. Mr. Neun was employed by Tektronix in March 1993 initially as Vice President and Chief
                                   Financial Officer, and as Senior Vice
                                   President from 1995 to the present. Mr. Neun has been a director of Diamond since January
                                   1998. Previously, Mr. Neun was Senior Vice
                                   President of Administration and Chief
                                   Financial Officer at Conner Periperhals, Inc.
                                   from 1987 to 1993.

James T. Schraith, age 40.......   Mr. Schraith is currently President and Chief
                                   Executive Officer of ShareWave, Inc., a
                                   company developing wireless home networking products. Mr. Schraith has been a director of Dia-mond since March 1998. From October 1996 to
                                   January 1998, Mr. Schraith was Vice-President and General Manager of the North America
                                   Division of Compaq Computer. Previously, Mr.
                                   Schraith was Chief Executive Officer and a director of the Cerplex Group, Inc. From 1987 to 1995, Mr. Schraith was employed at AST
                                   Research, Inc., most recently serving as President, Chief Operating Officer and
                                   Director. Mr. Schraith is also a director of Semtech Corporation.

BOARD COMMITTEES AND MEETINGS

     The Board of Directors (the "Board") met fifteen times and acted by unanimous written consent twice during the year ended September 30, 1997 ("fiscal 1997"). No incumbent director attended fewer than 90% of the total number of meetings of the Board of Directors and of the committees of the Board on which such director served. Standing committees of the Board currently include an Audit Committee and a Compensation Committee. The Board does not have a nominating committee or a committee performing a similar function.

     The Audit Committee met twice during fiscal 1997. The Audit Committee exercises the following powers: (1) nominates the independent auditors of the Company to be approved by the Board of Directors; (2) meets with the independent auditors to review the annual audit; (3) assists the full Board in evaluating the auditor's performance; and (4) reviews internal audit and control procedures, related party transactions and, where appropriate, potential conflict of interest situations. Ms. Simon and Mr. Timmins are currently members of the Audit Committee.

     The Compensation Committee met six times during fiscal 1997. The Compensation Committee administers the Company's cash bonus and profit sharing plan and sets all stock and other compensation for the Company's officers. Additionally, the Compensation Committee administers the Company's 1992 Directors Option Plan, 1989 Stock Option Plan, Employee Stock Purchase Plan and other stock benefit plans for officers and employees. Ms. Simon and Mr. Timmins are currently members of the Compensation Committee.

     After consummation of the Merger, it is expected that the Company's Board of Directors will act to appoint new members to the Audit and Compensation Committees. To the Company's knowledge, no decision has been made by the Purchaser Designees regarding the membership of any such committees of the Board.

DIRECTORS' COMPENSATION

     The Company has a compensation plan for directors who are not employees, consultants or independent contractors of the Company ("Outside Directors"). For the period subsequent to November 1995, each Outside Director receives compensation for his services as a director at an annual rate of $24,000 (the "Base Fee"). Each Outside Director also receives an additional $1,500 per annum for each committee of the Board upon which the director serves. Outside Director fees are paid quarterly. This plan was suspended by the Board in August 1995 and was reinstated in November 1995. Prior to November 1995, the Base Fee received by each Outside Director for his services as a director was set at an annual rate of $30,000 ($60,000 for the Chairman of the Board, if an Outside Director). During fiscal 1997, Mr. Shelander received $27,000 and Ms. Simon received $15,000 ($6,000 of which was accrued but not yet paid) as compensation as directors of the Company. Mr. Timmins received no compensation as a director during fiscal 1997. Outside Directors are also reimbursed for their reasonable and necessary expenses incurred on the Company's behalf. Messrs. Shelander and Hart are not Outside Directors and are not paid separately for their services as members of the Board.

     Outside Directors are eligible for automatic option grants under the 1992 Directors Stock Option Plan (the "Directors Plan"). The Directors Plan provides for the automatic grant of an option for 30,000 shares (60,000 shares for the Chairman of the Board, if an Outside Director) of the Company's Common Stock when an individual first becomes an Outside Director. If the individual is still an Outside Director when his initial option under the Directors Plan has completed vesting, he is automatically granted an additional option for the same number of shares. All options granted under the Directors Plan have an exercise price equal to the fair market value of the Company's Common Stock on the date of grant, become exercisable at a rate of one-sixth of the shares every six months, and expire five years after the date of grant.

EXECUTIVE OFFICERS

     Certain information concerning executive officers of the Company as of May 14, 1998 is set forth below:

                   NAME                 AGE                    PRINCIPAL OCCUPATION
                   ----                 ---                    --------------------
    Charles J. Hart...................  60    President and Chief Executive Officer of the Company
    William E. Shelander..............  45    Chairman of the Board
    Bill R. Finley....................  57    Vice President, Finance and Chief Financial Officer
    William Crouch....................  50    Vice President, Sales and Marketing
    Wun-Yann Liao.....................  43    Vice President, Operations
    Larry Smith.......................  52    Vice President, Research and Development

     Executive officers are elected by and serve at the discretion of the Company's Board of Directors. No arrangement exists between any executive officer and any other person or persons pursuant to which any executive officer was or is to be selected as an executive officer. None of the executive officers has any family relationship to any nominee for director or to any other executive officer of the Company. Set forth below is a brief description of the business experience for the previous five years of all executive officers of the Company, except Messrs. Hart and Shelander. For information concerning Messrs. Hart and Shelander, see "Board of Directors" above.

     Mr. Finley has been the Company's Vice President, Chief Financial Officer and Secretary since January 1997. Prior to joining the Company, Mr. Finley was Chief Financial Officer for Vanguard Automation, Inc., a semiconductor company, in Tucson, Arizona from November 1994 until January 1997. From January 1992 until November 1994, he was President and Chief Financial Officer of Ramtek Corporation, a computer peripheral products company. Mr. Finley holds a B.S. in business administration from Oregon State University and an M.B.A. from University of California, Berkeley. He is a certified public accountant.

     Mr. Crouch has been the Company's Vice President, Sales and Marketing since August 1996. From April 1995 to May 1996, he was Director, Sales and Marketing at Fujitsu Microelectronics, Inc. From January 1992 to April 1995, he was Executive Vice President of Aztech Labs, Inc. Mr. Crouch holds a B.A. in economics and communications from the University of Arizona.

     Mr. Liao has been Vice President, Operations since November 1996. Since September 1989, he has been President and Chief Executive Officer of Microniche Information Systems, a wholly owned subsidiary of the Company. Prior to joining the Company, Mr. Liao worked as Chief Technologist at Arche Technologies, Inc. He has held various other programming-related jobs with companies including National Semiconductor, DSC and American Microsystems, Inc. Mr. Liao holds a B.S. in electrical engineering from National Taiwan University and an M.S. in computer science from the University of California, Santa Barbara.

     Mr. Smith has been the Company's Vice President, Engineering since November 1996. He was the Company's Director, Technical Services from August 1996 to November 1996. Prior to joining the Company, Mr. Smith was Software Designer from November 1995 to August 1996 for Tandem Computers, Inc. and Project Manager from January 1989 to October 1995 at Wyse Technology.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information, as of May 12, 1998, known to the Company regarding the beneficial ownership of Common Stock by (i) each person known to the Company to be the beneficial owner of more than 5% of the outstanding Common Stock; (ii) each director of the Company; (iii) each of the Company's executive officers who earned in excess of $100,000 from the Company during fiscal 1997, and one highly compensated executive officer who was not serving as an executive officer at the end of fiscal 1997 (together, the "Named Officers"); and (iv) all directors and executive officers as a group. The business address of each of the following persons is 45365 Northport Loop West, Fremont, California 94538, unless otherwise specified. The following table does not reflect the effect of accelerated vesting as a result of the Offer. See "Item 3: Identity and Background" in the accompanying Schedule 14D-9.

                                                              AMOUNT AND        PERCENT OF
                                                                NATURE            COMMON
                     NAME AND ADDRESS                        OF BENEFICIAL        STOCK
                    OF BENEFICIAL OWNER                      OWNERSHIP(1)     OUTSTANDING(2)
                    -------------------                      -------------    --------------
5% or greater holders
Dimensional Fund Advisors, Inc.(3).........................     790,900            6.1%
  1299 Ocean Ave., 11th Floor
  Santa Monica, California 90401
Ira Albert(4)..............................................     759,500            5.9%
  1304 SW 160th Ave., Ste. 209
  Ft. Lauderdale, Florida 33326
Capital Technology, Inc....................................     692,800            5.4%
  8314 Pineville Matthews Road
  Charlotte, North Carolina 28226
Directors and Executive Officers
Shanker Munshani(5)........................................     198,573            1.5%
William E. Shelander(6)....................................      88,667          *
William Crouch(7)..........................................      24,479          *
William R. Finley(8).......................................      25,924          *
Wun-Yann Liao(9)...........................................      54,294          *
Larry Smith(10)............................................      27,604          *
Diane Simon(11)............................................      10,000          *
Jim Timmins(12)............................................       5,000          *
Charles J. Hart(13)........................................      0               *
All directors and officers as a group (8 persons)(14)......     434,541            3.3%

---------------
  *  Less than 1%.

 (1) Unless otherwise indicated below, the persons named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

 (2) Percentage ownership is based upon 12,902,565 shares of Common Stock outstanding as of May 12, 1998.

 (3) According to the Schedule 13G (the "Dimensional 13G") filed with the Securities and Exchange Commission (the "Commission") on February 10, 1998 by Dimensional Fund Advisors Inc. ("Dimensional"), Dimensional is a registered investment advisor and is deemed to have beneficial ownership of 790,900 shares of the Company's Common Stock. Dimensional reported that all shares reported in the Dimensional 13G are owned by advisory clients of Dimensional, no one of which to the knowledge of Dimensional owns more than 5% of the outstanding shares of Common Stock. Dimensional disclaims beneficial ownership of all such shares of Common Stock. According to the Dimensional 13G, persons who are officers of Dimensional also serve as officers of DFA Investment Dimensions Group Inc. (the "Fund") and The DFA Investment Trust Company (the "Trust"), each an open-end management investment company registered under the Investment Company Act of 1940, and in their capacities as officers of the Fund and the Trust, these persons vote 110,200 additional shares which are owned by the Fund and 169,200 shares which are owned by the Trust.

 (4) Based on information supplied by Mr. Albert in a Schedule 13G filed with the Commission on February 21, 1997. Includes 335,000 shares held by Albert Investment Associates, L.P. and 422,500 shares held by various accounts over which Mr. Albert has discretionary authority.

 (5) Includes 179,167 shares subject to options exercisable within 60 days after May 12, 1998. Mr. Munshani is a consultant to the Company.

 (6) Includes 71,667 shares subject to options exercisable within 60 days after May 12, 1998.

 (7) Represents 24,479 shares subject to options exercisable within 60 days after May 12, 1998.

 (8) Includes 23,438 shares subject to options exercisable within 60 days after May 12, 1998.

 (9) Includes 39,479 shares subject to options exercisable within 60 days after May 12, 1998.

(10) Represents 27,604 shares subject to options exercisable within 60 days after May 12, 1998.

(11) Represents 10,000 shares subject to options exercisable within 60 days after May 12, 1998.

(12) Represents 5,000 shares subject to options exercisable within 60 days after May 12, 1998.

(13) Mr. Hart has been granted options for the purchase of up to 350,000 shares of the Company's Common Stock, none of which will be exercisable within 60 days after May 12, 1998, except that certain accleration of vesting occurs in connection with the Offer. See "Item 3: Identity and Background" in the accompanying Schedule 14D-9.

(14) Includes 380,834 shares subject to options exercisable within 60 days of May 12, 1998.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table sets forth all compensation awarded, earned or paid for services rendered in all capacities to the Company and its subsidiaries during each of the fiscal years 1995, 1996 and 1997 to the Named Officers. This information includes the dollar values of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred. The Company does not grant stock appreciation rights and has no long-term compensation benefits other than stock options.

                                                                             LONG-TERM
                                                                            COMPENSATION
                                                                            ------------
                                                                               AWARDS
                                                                            ------------
                                                    ANNUAL COMPENSATION      SECURITIES     ALL OTHER
                                                  -----------------------    UNDERLYING    COMPENSATION
      NAME AND PRINCIPAL POSITION         YEAR    SALARY($)   BONUS($)(1)    OPTIONS(#)       ($)(2)
      ---------------------------         ----    ---------   -----------   ------------   ------------
William E. Shelander(3).................  1997    $ 31,615          --        100,000         $   43
  Chairman of the Board                   1996      22,500          --             --             --
                                          1995      23,625          --         30,000             --
William Crouch..........................  1997    $145,000          --         55,000         $1,359
  Vice President                          1996      16,731          --             --            279
  Sales and Marketing                     1995          --          --             --             --
Bill R. Finley..........................  1997    $ 99,615          --         65,000         $1,144
  Vice President, Finance                 1996          --          --             --             --
  Chief Financial Officer and Secretary   1995          --          --             --             --
Wun-Yann Liao...........................  1997    $146,731          --         15,000         $1,860
  Vice President                          1996     162,039          --         50,000          1,541
  Operations                              1995     141,678      $6,270         10,000          1,362
Larry Smith.............................  1997    $119,327          --         65,000         $  754
  Vice President                          1996      16,058          --             --            227
  Engineering                             1995          --          --             --             --
Shanker Munshani........................  1997    $270,000          --         75,000         $2,242
  Consultant                              1996     198,269          --        100,000          1,656
                                          1995     146,154      $8,859        100,000            847

---------------
(1) Represents bonuses earned for services rendered during the fiscal year listed, even if paid after the end of the fiscal year.

(2) Perquisites are excluded as their aggregate value did not meet the reporting threshold of the lesser of $50,000 or 10% of the individual's salary plus bonus. Represents insurance premiums paid by the Company with respect to term life insurance for the benefit of the Named Officers ($206 and $77 for Messrs. Liao and Munshani, respectively, in fiscal 1995; $279, $376, $227 and $791 and for Messrs. Crouch, Liao, Smith and Munshani, respectively, in fiscal 1996; $43, $453, $497, $588, and $918 for Messrs. Shelander, Crouch, Liao, Smith and Munshani, respectively, in fiscal 1997), and Company matching contributions to the Company's 401(k) plan ($1,156 and $770 for Messrs. Liao and Munshani, respectively, in fiscal 1995; $1,165 and $865 for Messrs. Liao and Munshani, respectively, in fiscal 1996; and $906, $1,144, $1,363, $166, and $1,324 for Messrs. Crouch, Finley, Liao, Smith, and Munshani, respectively, in fiscal 1997).

(3) Salary includes $27,000, $22,500 and $23,625 in fees paid to Mr. Shelander as director fees in fiscal 1997, 1996 and 1995 respectively.

OPTION GRANTS IN FISCAL 1997

     The following table sets forth information concerning option grants during fiscal 1997 to each of the Named Officers.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                          INDIVIDUAL GRANTS                       POTENTIAL REALIZABLE
                        ------------------------------------------------------   VALUE AT ASSUMED ANNUAL
                                    PERCENT OF                                    RATES OF STOCK PRICE
                                  TOTAL OPTIONS                                       APPRECIATION
                        OPTIONS     GRANTED TO      EXERCISE                       FOR OPTION TERM(1)
                        GRANTED    EMPLOYEES IN       PRICE       EXPIRATION     -----------------------
         NAME           (#)(2)    FISCAL YEAR(3)     ($/SH)          DATE         5% ($)       10% ($)
         ----           -------   --------------   -----------   -------------   ---------    ----------
William E.
  Shelander...........  100,000        10.2%          $2.44          09/02        $67,344      $148,812
William Crouch........   55,000         5.6        2.38 - 2.44   12/01 - 03/02     28,180        69,826
Bill R. Finley........   65,000         6.6        2.44 - 2.48   01/02 - 03/02     44,395        98,826
Wun-Yann Liao.........   15,000         1.5           2.44           03/02         10,102        22,322
Larry Smith...........   65,000         6.6        2.38 - 2.44   12/01 - 03/02     34,914        84,707
Shanker Munshani......   75,000         7.7           2.44           03/02         50,508       111,609

---------------
(1) The 5% and 10% assumed rates of annual compound stock price appreciation are mandated by rules of the Commission and do not represent the Company's estimate or projection of future Common Stock prices. No value is reported for options that expired without being exercised.

(2) Stock options are granted with an exercise price equal to the fair market value of the Company's Common Stock on the date of grant. Options generally become exercisable (a) as to grants made to optionees who have not yet received an option under the plan and who have been hired by, or commenced their relationship with, the Company within one year prior to the grant date of the first such option, as to 25% of the shares subject to the option on a date one year after the vesting start date specified by the Board (generally, the hire date), with the remainder to vest in equal amounts per month over the following three-year period and (b) as to options granted to all other optionees, in equal amounts per month over the four-year period commencing with the vesting start date specified by the Board (generally the date of grant).

(3) The Company granted options to purchase 979,200 shares in fiscal 1997.

     The following table sets forth information concerning the number and value of unexercised stock options held at September 30, 1997 by each of the Named Officers.

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                     VALUES

                                                                                           VALUE OF UNEXERCISED
                                                             NUMBER OF UNEXERCISED         IN-THE-MONEY OPTIONS
                                SHARES                        OPTIONS AT 9/30/97             AT 9/30/97($)(1)
                              ACQUIRED ON      VALUE      ---------------------------   ---------------------------
            NAME              EXERCISE(#)   REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
            ----              -----------   -----------   -----------   -------------   -----------   -------------
William E. Shelander........       --            --          20,000        110,000            --             --
William Crouch..............       --            --          13,542         41,458            --             --
Bill R. Finley..............       --            --               0         65,000            --             --
Wun-Yann Liao...............       --            --          25,208         49,792        $1,094         $2,658
Larry Smith.................       --            --          13,542         51,458            --             --
Shanker Munshani............       --            --         125,000        150,000            --             --

---------------
(1) These values have not been and may never be realized. They are based on the positive difference between the respective exercise prices of outstanding stock options and the closing price of the Company's Common Stock of $2.25 as reported by the Nasdaq National Market on September 30, 1997.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The Compensation Committee and the full Board generally review base salary levels for officers each February. The Compensation Committee establishes the general compensation policy of the Company for all executive officers and recommends specific salary levels to the full Board.

     To arrive at base salary levels, the Company's Human Resources Department provides the Compensation Committee with executive compensation data from a group of similar size high-technology companies. The factors used to determine the participants in the survey group include annual revenue, industry, growth rate and geography. The Company's executive level positions, including the Chief Executive Officer ("CEO"), were matched to comparable survey positions and competitive market compensation levels to determine base salary, target incentives and target total cash compensation. Practices of such companies with respect to stock option grants are also reviewed and compared.

     In preparing the performance graph for this Proxy Statement, the Company used the Nasdaq Computer Manufacturer Index ("NCM Index") as its published line of business index. The companies in the executive compensation survey group prepared by the Human Resources Department are substantially similar to the companies contained in the NCM Index in that they are all computer or computer component manufacturers. However, the NCM Index includes companies located throughout the United States and the executive compensation survey is restricted to companies that are located in northern California.

     The executive compensation survey data are reviewed with the CEO for each executive level position and, are currently reviewed by the Board as to the CEO's compensation. During fiscal 1997, the CEO's salary was based on competitive market conditions as of the time his employment agreement was entered into, as described below.

  Fiscal Year 1997 Executive Compensation

     The practice of the Company during fiscal 1997 was to establish base salaries at the approximate median of comparative positions included in the executive compensation survey data. In any case where the Board or the CEO believed an executive officer was not working at a level expected of him, or was exceeding the Board's or CEO's expectations, the executive officer's base compensation was adjusted upward or downward, as appropriate. In any case where the services of a particular executive officer were sought by the Company's competitors, the executive officer's base compensation may then have been raised to meet or exceed any competitive offers of competitors. The foregoing information, along with the CEO's recommendations of base salary for fiscal 1997 for each executive officer, was presented to the Compensation Committee and then to the full Board at the time salary levels were approved and again for particular executive officers at various times throughout the year when the executive officer was promoted or other changes in the officer's status were made. At that time, the Board reviewed the recommendations outlined above and established a base salary level for the executive officer in question.

     Secondly, the Board believes that the compensation of the CEO and other executive officers should be influenced by the Company's overall performance. As a result, once base salary was determined, an additional portion of the compensation of each executive was contingent upon corporate performance under the Company's Bonus and Profit Sharing Plans. Under these plans, semi-annual cash awards may be made to employees based upon the Company's overall performance measured by pre-tax income. No distributions were made under either plan for fiscal 1997.

     The Bonus Plan provides for semi-annual distribution of cash awards to employees and executive officers, excluding the CEO. The total amount of the distribution to participants in the Plan (the "Bonus Pool") is based upon a percentage of pre-tax income, not to exceed 6%. Up to 40% of the Bonus Pool, at the discretion of the Board, may be allocated for distribution to executive officers as a group and the remainder to other employees of the Company. Allocations for the CEO are made by the Board, if the CEO is eligible for a bonus under the Bonus Plan, and further allocation among executive officers is made by the CEO, in each case, based upon merit. Further allocation among non-officer employees is made, again based upon merit, by the CEO and Company department heads as to employees they supervise. No distribution was made under the Bonus Plan for fiscal 1997.

     Under the Profit Sharing Plan, semi-annual cash distributions are made to all employees in amounts not to exceed 4% of pretax income. No distribution was made under the Profit Sharing Plan with respect to fiscal 1997.

     Third, the Board believes that stock options play an important role in attracting and retaining qualified personnel because they provide personnel with a reward directly tied to increased stock values. Stock options are granted at fair market value to executive officers when they first join the Company. In individual cases, follow-on options are granted, again at fair market value on the date of grant, to executives after the initial options are partially or fully vested. Both initial and follow-on options are granted based upon an analysis, made by the Compensation Committee of the Board, of equity incentives offered to executives in equivalent positions by similar companies with whom the Company competes for available executive talent and, with respect to follow-on options, the Committee's or the CEO's determination of whether or not the executive officer's performance warrants an additional grant. Reference is made to page 8 of the Company's proxy statement for its 1997 annual meeting of stockholders (page II-10 of this Information Statement) for information on grants made to executive officers during fiscal 1997.

  CEO Compensation

     In September 1997, the Company and Shanker Munshani, the Company's then-President and Chief Executive Officer, agreed to terminate Mr. Munshani's employment and his position as a director of the Company. Prior to the termination of Mr. Munshani's employment with the Company, Mr. Munshani's annual salary was $270,000, subject to increase and to a bonus arrangement as determined by the Company's Board of Directors pursuant to the terms of an employment agreement. Mr. Munshani also was not eligible to participate in the Bonus Plan and the Profit Sharing Plan. The standards under which Mr. Munshani's compensation was set were the same standards as apply to other executive officers of the Company.

     Charles J. Hart, the Company's current President and Chief Executive Officer, was hired in February 1998 pursuant to a two-year employment agreement that was entered into after arms'-length negotiations.

     Pursuant to his Employment Agreement, Mr. Hart's initial salary is $20,000 per month until August 1998, at which time his monthly salary increases of $22,000 per month. Subject to the discretion of the board, Mr. Hart's salary may increase to $25,000 in February 1999. Mr. Hart is also eligible to receive a $50,000 bonus if the Company's operating income in any quarter is $500,000 or more and has increased over the preceding quarter. Bonuses will be paid at the discretion of the Board. The Employment Agreement provides that if Mr. Hart's employment is terminated by the Company without good cause during the term of the Agreement, then Mr. Hart would receive a severance payment equal to $22,000 ($25,000 after February 1999) times the number of months Mr. Hart had been employed by the Company up to a maximum of twelve months; provided, however, that if Mr. Hart is terminated without good cause prior to August 3, 1998, Mr. Hart will receive a minimum severance payment of $120,000.

     Mr. Hart's Employment Agreement also provides for the grant of 350,000 shares of the Company's Common Stock under option, which options were granted at $1.8125 per share, the closing price of the Company's stock on the day preceding the effective date of the grant, and which vest over a four-year period. Options for an additional 200,000 shares of the Company's Common Stock may be granted to Mr. Hart if the Company meets certain milestones during the two-year term of the Employment Agreement. The primary purpose of the option grants is to provide a strong incentive for Mr. Hart to increase the value of the Company's stock during the term of his employment with the Company.

     The Board believed it necessary to provide the compensation package to Mr. Hart that is described above in order to encourage Mr. Hart to accept employment with, and thereafter remain employed by, the Company. This package was agreed by the Company after taking into account the compensation packages offered by the Company's competitors described above and the compensation packages being requested by other CEOs.

     This report on compensation is given by the Compensation Committee of the Board of Directors:

               /s/  Diane Simon                               /s/  Jim Timmins

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During fiscal 1997, Ms. Simon and Mr. Timmins served as members of the Compensation Committee. None of such members of the Compensation Committee are or have been officers or employees of the Company.

COMPARISON OF STOCKHOLDER RETURN

     The graph below compares the cumulative stockholder return on the Common Stock from September 30, 1992 to September 30, 1997 with the cumulative return on the Nasdaq Market Index (U.S. Companies) and the Nasdaq Computer Manufacturers Index over the same period (assuming the investment of $100 in the Company's Common Stock and in each of the indexes on September 30, 1992 and reinvestment of all dividends, if any).

                     COMPARISON OF CUMULATIVE TOTAL RETURN

                                                          NASDAQ STOCK
        MEASUREMENT PERIOD             'MICRONICS          MARKET (US        NASDAQ COMPUTER
      (FISCAL YEAR COVERED)         COMPUTERS, INC.'       COMPANIES)         MANUFACTURERS
9/30/92                                  100.000             100.000             100.000
                                         107.143             103.939             110.612
                                         146.429             112.210             121.699
                                         128.571             116.341             129.002
                                         146.430             119.650             135.630
                                         142.860             115.190             123.870
                                         153.570             118.520             122.070
                                         200.000             113.460             115.810
                                         189.290             120.240             126.270
                                         167.860             120.800             117.290
                                         175.000             120.940             106.250
                                         175.000             127.190             108.030
9/30/93                                  167.860             130.980             104.940
                                         171.430             133.920             112.620
                                         175.000             129.930             115.310
                                         175.000             133.560             122.260
                                         142.860             137.610             128.280
                                         139.290             136.320             131.390
                                         153.570             127.940             118.530
                                         114.290             126.280             110.780
                                         146.430             126.590             103.170
                                         121.430             121.960              96.099
                                         117.860             124.460             102.510
                                         116.070             132.400             112.580
9/30/94                                  110.710             132.060             116.840
                                         121.430             134.650             127.500
                                         139.290             130.190             126.160
                                         125.000             130.550             134.270
                                         150.000             131.280             131.290
                                         157.140             138.230             134.930
                                         153.570             142.320             141.540
                                         135.710             146.810             148.750
                                         125.000             150.590             152.940
                                         117.860             162.800             172.120
                                         114.290             174.770             185.750
                                         139.290             178.310             197.680
9/29/95                                  132.140             182.410             207.080
                                         117.860             181.360             216.540
                                          96.429             185.620             224.480
                                         100.000             184.630             211.480
                                          92.857             185.540             212.310
                                          87.500             192.610             233.570
                                          76.786             193.240             217.990
                                          82.143             209.280             249.840
                                          92.857             218.890             266.840
                                          73.214             209.020             245.070
                                          71.429             190.410             220.250
                                          60.714             201.070             235.470
9/30/96                                   60.714             216.460             270.570
                                          55.357             214.060             271.680
                                          82.143             227.300             295.760
                                          58.929             227.090             283.960
                                          66.072             243.230             309.050
                                          71.429             229.786             266.011
                                          66.072             214.785             238.651
                                          66.072             221.500             248.468
                                          80.357             246.611             305.834
                                          87.500             254.152             308.356
                                          73.214             280.983             375.359
                                          73.214             280.555             374.135
9/30/97                                   64.286             297.150             388.370

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On or about November 17, 1997 a principal stockholder of the Company, the Lindner Fund, sold approximately 200,000 shares of the Company's Common Stock in the open market. On November 24, 1997, the Company purchased an additional 1,208,900 shares of its Common Stock from the Lindner Fund in the open market after being contacted by the Lindner fund's broker with an offer to sell the additional shares to the Company. The Company paid $2.00 per share in cash for the Common Stock held by the Lindner Fund. The Sales price of the Company's Common Stock in the open market prior to the sale was $2.25 per share, resulting in a purchase by the Company of the Lindner Fund Common Stock at a price below market and a sale by the Lindner Fund of its complete holdings of the Company's capital stock.

     In September 1997, the Company and Shanker Munshani, the Company's then-President and Chief Executive Officer, agreed to terminate Mr. Munshani's employment and his position as a director of the Company. In order to provide continuity for the Company's management, the Company entered into a nine-month consulting arrangement pursuant to the terms of a written Consulting Agreement. Under the Consulting Agreement, Mr. Munshani will be paid $19,166.67 per month for his consulting services, not to exceed ten hours per week during the nine-month consulting period, and will receive COBRA insurance benefits at the Company's expense. Mr. Munshani's options will continue to vest during the consulting period. The Consulting Agreement contains a mutual general release and restates Mr. Munshani's continuing obligation to maintain the confidentiality of the Company's proprietary and confidential information.

     Charles J. Hart, the Company's current President and Chief Executive Officer, entered into an Employment Agreement with the Company in connection with his initial hiring on February 6, 1998, under which Mr. Hart serves as the Company's Chief Executive Officer and a director of the Company. Pursuant to his Employment Agreement, Mr. Hart's initial salary is $20,000 per month until August 1998, at which time his monthly salary increases to $22,000 per month. Subject to the discretion of the board, Mr. Hart's salary may increase to $25,000 in February 1999. Mr. Hart is also eligible to receive a $50,000 bonus if the Company's operating income in any quarter is $500,000 or more and has increased over the preceding quarter. Bonuses will be paid at the discretion of the board. The Employment Agreement also provides for the grant of 350,000 shares of the Company's Common Stock under option, which options were granted $1.8125 per share, the closing price of the Company's stock on the day preceding the effective date of the grant, and which vest over a four-year period. Options for an additional 200,000 shares of the Company's Common Stock may be granted to Mr. Hart if the Company meets certain milestones during the two-year term of the Employment Agreement.

     Finally, the Employment Agreement provides that if Mr. Hart's employment is terminated by the Company without good cause during the two-year term of the Agreement, then Mr. Hart would receive a severance payment equal to $22,000 ($25,000 after February 1999) times the number of months Mr. Hart had been employed by the Company up to a maximum of twelve months; provided, however, that if Mr. Hart is terminated without good cause prior to August 3, 1998, Mr. Hart will receive a minimum severance payment of $120,000.

     On May 7, 1998, the Company's Board approved a $25,000 cash bonus payable to William E. Shelander, the Chairman of the Board, on the closing of the merger of Purchaser with and into the Company pursuant to the Merger Agreement, in consideration for Mr. Shelander's service to the Company.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors and executive officers, and persons who own more than 10% of the Company's Common Stock ("10% Stockholders"), to file with the Commission initial reports of ownership on a Form 3 and reports of changes in ownership of Common Stock and other equity securities of the Company on a Form 4 or Form 5. Officers, directors and 10% Stockholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) forms they file.

     To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required to be filed, during fiscal 1997 all applicable Section 16(a) filing requirements applicable to its officers, directors, and 10% Stockholders were complied with.